PRICING TERM SHEET Dated as of June 13, 2013

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-188640

Relating to the

Preliminary Prospectus Supplement dated June 12, 2013 to the

Prospectus dated May 16, 2013

HALCÓN RESOURCES CORPORATION

5.75% Series A Cumulative Perpetual Convertible Preferred Stock

The information in this pricing term sheet relates only to the offering (the “Offering”) of the 5.75% Series A Cumulative Perpetual Convertible Preferred Stock and should be read together with the preliminary prospectus supplement dated June 12, 2013 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Halcón Resources Corporation, a Delaware corporation

Title of Securities:	5.75% Series A Cumulative Perpetual Convertible Preferred Stock, $0.0001 par value (the “convertible preferred stock”)

Shares Offered:	300,000 shares of convertible preferred stock

Underwriters’ Option to Purchase Additional Shares of Convertible Preferred Stock:	Up to 45,000 shares of convertible preferred stock, solely to cover over-allotments.

Trade Date:	June 13, 2013

Settlement Date:	June 18, 2013

Liquidation Preference:	$1,000 per share of convertible preferred stock, plus accumulated but unpaid dividends

Public Offering Price:	$1,000 per share of convertible preferred stock, plus accumulated dividends, if any, from June 18, 2013

Maturity Date:	The convertible preferred stock has no maturity date and will remain outstanding unless converted by the holders or mandatorily converted by the Issuer.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc.

Joint Lead Managers:	Wells Fargo Securities, LLC Goldman, Sachs & Co. BMO Capital Markets Corp.

Co-Managers:

Capital One Southcoast, Inc.

Comerica Securities, Inc.

Credit Agricole Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Natixis Securities Americas LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

CUSIP/ISIN:	40537Q407 / US40537Q4073

Common Stock:	The Issuer’s common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “HK.”

Dividends:	Holders of convertible preferred stock are entitled to receive, when, as and if declared by the Issuer’s board of directors, cumulative dividends at the rate of 5.75% per annum (the “dividend rate”) on the $1,000 liquidation preference per share of the convertible preferred stock, payable quarterly in arrears on each dividend payment date. Dividends may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock of the Issuer or a combination thereof as set forth in the Preliminary Prospectus Supplement.

Dividend Payment Dates:	March 1, June 1, September 1 and December 1, commencing on September 1, 2013

Dividend Record Dates:	February 15, May 15, August 15 or November 15, as the case may be, immediately preceding the relevant dividend payment date

NYSE Closing Sale Price of the Issuer’s Common Stock on June 12, 2013:	$5.13 per share of the Issuer’s common stock

Conversion Premium:	Approximately 20% above the NYSE closing sale price of the Issuer’s common stock on June 12, 2013

Initial Conversion Rate:	162.4431 shares of the Issuer’s common stock per share of convertible preferred stock

Initial Conversion Price:	Approximately $6.16 per share of the Issuer’s common stock

Use of Proceeds:

The Issuer expects to receive net proceeds from the Offering of approximately $291 million (or $334 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Offering to repay a portion of the outstanding borrowings under its revolving credit facility.

Mandatory Conversion:	As described in the Preliminary Prospectus Supplement, at any time on or after June 6, 2018, the Issuer may give notice of its election to cause all outstanding shares of the convertible preferred stock to be automatically converted into shares of its common stock, if (among other conditions specified in the Preliminary Prospectus Supplement) the “closing sale price” (as defined in the Preliminary Prospectus Supplement) of the Issuer’s common stock equals or exceeds 150% of the conversion price then in effect for at least 20 “trading days” (as defined in the Preliminary Prospectus Supplement) (whether or not consecutive) in a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, ending on, and including, the trading day immediately preceding the business day on which the Issuer issues a press release announcing the mandatory conversion of the convertible preferred stock, in which case each holder will receive, for each share of convertible preferred stock being converted, a number of shares of the Issuer’s common stock equal to the conversion rate.

Make-Whole Premium Upon a Fundamental Change:

If the Issuer undergoes a “fundamental change” (as defined in the Preliminary Prospectus Supplement) and a holder converts its convertible preferred stock at any time during the period beginning at the open of business on the trading day immediately following the effective date of such fundamental change and ending at the close of business on the 30th trading day immediately following such effective date, the holder will receive, for each share of convertible preferred stock surrendered for conversion, the greater of:

•        a number of shares of the Issuer’s common stock equal to the sum of (i) the conversion rate and (ii) the “make-whole premium,” if any, as calculated and described below and under “Description of convertible preferred stock— Determination of the make-whole premium” in the Preliminary Prospectus Supplement; and

•        a number of shares of the Issuer’s common stock equal to the conversion rate which will be increased to equal (i) the sum of the $1,000 liquidation preference plus all accumulated and unpaid dividends to, but excluding, the settlement date (as defined in the Preliminary Prospectus Supplement) for such conversion, divided by (ii) the average of the closing sale prices of the Issuer’s common stock for the five consecutive trading days ending on the third business day prior to such settlement date. Notwithstanding the foregoing, the conversion rate as adjusted as described in this bullet will not exceed 292.3977 shares of common stock per share of convertible preferred stock (subject to adjustment in the same manner as the conversion rate as described in the Preliminary Prospectus Supplement), which is equal to the $1,000 liquidation preference, divided by 66 2/3% of the closing sale price of the Issuer’s common stock on June 12, 2013.

See “Description of convertible preferred stock—Special rights upon a fundamental change” and “Description of convertible preferred stock—Determination of the make-whole premium” in the Preliminary Prospectus Supplement.

Determination of the Make-Whole Premium:	The following table sets forth the number of additional shares of the Issuer’s common stock per share of convertible preferred stock that is converted following the effective date of a fundamental change and prior to the “special rights end date” (as defined in the Preliminary Prospectus Supplement) as described in the Preliminary Prospectus Supplement, based on the “effective date” and the “stock price” (each as defined in the Preliminary Prospectus Supplement) paid (or deemed to be paid) per share of the Issuer’s common stock in such fundamental change:

	Stock Price(1)
Effective Date	$5.13	$6.16	$7.00	$8.00	$9.23	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$25.00
June 18, 2013	32.4886	25.6606	20.0186	15.1540	10.9201	8.9454	5.3330	3.1165	1.7210	0.8377	0.2900	0.0000
June 6, 2014	32.4886	24.2450	18.7585	14.0724	10.0325	8.1656	4.7869	2.7425	1.4729	0.6781	0.1927	0.0000
June 6, 2015	32.4886	22.5384	17.1872	12.6859	8.8722	7.1388	4.0626	2.2501	1.1502	0.4784	0.0874	0.0000
June 6, 2016	32.4886	20.6300	15.3098	10.9436	7.3572	5.7809	3.1002	1.6120	0.7499	0.2459	0.0006	0.0000
June 6, 2017	32.4886	18.5867	13.0081	8.5205	5.0664	3.6795	1.6268	0.7045	0.2405	0.0177	0.0000	0.0000
June 6, 2018 and thereafter	32.4886	17.2396	10.7585	4.9380	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1) The stock prices set forth in the table above will be adjusted as of any date on which the conversion rate is adjusted. The adjusted stock prices will be equal to the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares in the table above will be adjusted in the same manner and at the same time as the conversion rate as set forth under “Description of convertible preferred stock—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $25.00 per share (subject to adjustment in the same manner as the stock prices), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $5.13 per share (subject to adjustment in the same manner as the stock prices), no additional shares will be added to the conversion rate.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus dated May 16, 2013 and the Preliminary Prospectus Supplement dated June 12, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request them by contacting:

J.P. Morgan Securities LLC by mail at J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, or by phone at 1-866-803-9204; or Barclays Capital Inc. by mail at Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by phone at 1-888-603-5847 or by e-mail at Barclaysprospectus@broadridge.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.